EXHIBIT 99.1

China Xiniya Fashion Limited Reports Fourth Quarter and Full Year 2014 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—April 27, 2015—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the fourth quarter and for the full year 2014. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

 Fourth Quarter 2014 Highlights

•	Revenue during the fourth quarter of 2014 decreased 58.6% to RMB201.6 million, from RMB486.9 million in the fourth quarter of 2013.

•	Gross margin (excluding inventory buyback) was 26.2% in the fourth quarter of 2014 as compared to 28.9% in the fourth quarter of 2013.

•	Net loss in the fourth quarter of 2014 amounted RMB4.5 million as compared to net profit of RMB49.0 million in the fourth quarter of 2013.

•

Loss per ADS (including the impact of the ADS-to-share ratio change on December 18, 2014) were $0.05 in the fourth quarter of 2014 as compared to earnings per ADS of $0.56 in the fourth quarter of 2013.

•

Xiniya’s network of authorized retailers had a net reduction of 316 retail outlets in the fourth quarter of 2014, consisting of 63 new retail outlets opened, and 379 retail outlets closed. As of December 31, 2014 the total number of authorized retail outlets was 898.

Full Year 2014 Highlights

•	Revenue in 2014 decreased by 38.4% to RMB813.1 million, as compared to RMB1.32 billion in 2013.

•	Net loss in 2014 (including the impact of the inventory buyback) amounted to RMB170.7 million, as compared to net profit of RMB97.2 million in 2013.

•	Loss per ADS (including the impact of the ADS-to-share ratio change on December 18, 2014) amounted to $1.93 in 2014, as compared to earnings per ADS of $1.12 in 2013.

•	A net total of 685 retail outlets were closed during the full year of 2014, consisting of 180 new retail outlets opened, and 864 retail outlets and one flagship outlet closed.

“We continued to focus on stabilizing our retail network during the quarter as China’s economy enters a period of slowing growth and the menswear industry faces a crisis of excess capacity and intense competition,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “We completed the first phase of our inventory buyback from our distributors during the quarter. Remaining flexible and adaptable is key to the future success of our strategy. We will continue to monitor our distributors and authorized retailers closely during the next phase, and may implement appropriate initiatives accordingly. We are making every effort to sell the remaining inventory, which is mostly composed of more recent products, through our retail network by offering discounts and promotions over 2015. We also implemented a number of cost cutting initiatives such as reducing advertising and promotional expenses during this transition stage. I am confident that these initiatives and changes to our business model will further strengthen our brand’s popularity and allow us to weather these difficult and unpredictable times.”

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Fourth Quarter 2014 Results

Revenue for the fourth quarter of 2014 was RMB201.6 million, representing a 58.6% decrease when compared with RMB486.9 million for the fourth quarter of 2013. The Company delivered approximately 0.88 million units to its distributors during the fourth quarter of 2014, compared with 1.84 million units during the fourth quarter of 2013. The total retail outlet count as of December 31, 2014 was 898. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2013	As of December 31, 2014
Company-operated flagship stores	1	1
Distributor-operated stores	99	81
Distributor-operated flagship stores	4	3
Distributor-operated retail website	1	1
Managed by authorized ☑etailers	1,478	812
Total outlet count	1,583	898

Gross profit (excluding loss on inventory buyback) decreased to RMB52.8 million in the fourth quarter of 2014 from RMB140.9 million in the fourth quarter of 2013. Gross margin (excluding loss on inventory buyback) was 26.2% in the fourth quarter of 2014 as compared with 28.9% in the fourth quarter of 2014. The decrease in gross margin (excluding loss on inventory buyback) was primarily due to the initiative to reduce the recommended retail price of the products so as to remain as price competitive against the competitors.

Loss on inventory buyback was primarily due to the provision for constructive obligation. Although none of the distributor agreements contained or contains any right of return provisions or similar rights, the inventory buyback initiative implemented in 2014 gives rise to similar expectation from the Company that the Company may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. The loss on inventory buyback was partially offset by reversal of inventory written down arising from disposal of certain buyback inventory outside of China through the Chinese local distribution channel.

Interest and other income was RMB5.6 million in the fourth quarter of 2014 as compared to RMB6.0 million in the fourth quarter of 2013. The decrease was primarily due to a net exchange loss in the fourth quarter of 2014 as compared to a net exchange gain in the fourth quarter of 2013.

Selling and distribution expenses in the fourth quarter of 2014 decreased to RMB46.7 million from RMB73.2 million in the fourth quarter of 2013. The decrease was primarily due to cost cutting initiatives in reducing advertising and promotional expenses, packaging expenses, sales fair expenses, training expenses and consultancy expenses.

Administrative expenses were RMB8.0 million in the fourth quarter of 2014, which remained stable as compared with RMB7.9 million in the fourth quarter of 2013.

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Loss before taxation was RMB73.9 million in the fourth quarter of 2014, as compared with the profit before taxation of RMB65.9 million in the fourth quarter of 2013.

Income tax benefit in the fourth quarter of 2014 was RMB69.4 million which primarily due to deferred taxation credit, as compared with income tax expense of RMB16.9 million in the fourth quarter of 2013.

Loss after taxation for the fourth quarter of 2014 was RMB4.5 million, as compared with profit after taxation of RMB49.0 million in the fourth quarter of 2013.

Loss per ADS, including the impact of the ADS-to-share ratio change on December 18, 2014, were $0.05 in the fourth quarter of 2014, as compared to earnings per ADS of $0.56 in the fourth quarter of 2013.

Financial Position

As of December 31, 2014, the Company had cash and cash equivalents of RMB985.1 million, and time deposits of RMB70.0 million held at banks with original maturities of more than three months.

As of December 31, 2014, the Company had trade receivables of RMB278.4 million. The decrease is primarily due to significant decrease in sales.

Prepayments to suppliers are prepayments paid to contract manufacturers for orders received from distributors and authorized retailers during the sales fair. The decrease in these prepayments to suppliers in 2014 is primarily due to the lower number of orders were placed with the contract manufacturers as a result of softening of China economy growth and challenging retail environment.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The decrease in these deposits in 2014 is primarily due to lower orders from these distributors and hence lower deposits received from distributors.

The provision for liability represents a provision for constructive obligation to buyback certain inventory from certain distributors in 2015. Although none of the distributors agreements contained or contains any right of return provisions or other similar rights, the Company took an initiative to buyback certain excessive inventory relating to years 2013 and before from certain distributors in 2014 so that these distributors and authorized retailers relating to these distributors could be relieved of excessive inventory pressure in retail channels caused by the gradual slowdown in China’s economy and a slowdown in demand in the menswear industry. Subject to market conditions, the inventory buyback initiative implemented in 2014 gives rise to a similar expectation from the Company that the Company may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. An unrealized loss of RMB136.2 million was provided for such constructive obligation.

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Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on April 28, 2015, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1877-679-2987

- China: 800-803-6152

- Hong Kong: 800-908-575

- International access: +852 3056 2688

Participant PIN Code: 750486#

A live webcast of the conference call will be available on http://www.corpasia.net/cancast/taiwan/register.php?id=tw0000_439&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through May 22, 2015 at 8 a.m. EDT.

Hong Kong	3060-0238
China	1080-0265-2561 Southern China – CT
1080-0650-0588 Northern China – CNC
USA	1866-345-5132

Conference Reference: 215276#

Accessible Duration: 30 Days

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

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About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 800 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended December 31			Twelve months ended December 31
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Revenue	486,903	201,564	32,486	1,320,820	813,084	131,045
Cost of sales	(345,981)	(148,755)	(23,975)	(932,639)	(590,189)	(95,121)
Loss on inventory buyback	—	(77,683)	(12,520)	—	(274,266)	(44,203)
Gross profit/(loss)	140,922	(24,874)	(4,009)	388,181	(51,371)	(8,279)

Interest and other income	6,047	5,633	908	19,491	22,271	3,589
Selling and distribution expenses	(73,180)	(46,677)	(7,523)	(238,855)	(166,158)	(26,780)
Administrative expenses	(7,922)	(7,970)	(1,285)	(32,620)	(30,178)	(4,864)
Profit/(loss) before taxation	65,867	(73,888)	(11,909)	136,197	(225,436)	(36,334)
Income tax (expense)/benefit	(16,869)	69,360	11,179	(39,030)	54,760	8,826
Profit/(loss) for the period	48,998	(4,528)	(730)	97,167	(170,676)	(27,508)

Other comprehensive income/(loss) for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(322)	262	42	(1,028)	681	110
Total comprehensive income/(loss) for the period	48,676	(4,266)	(688)	96,139	(169,995)	(27,398)

Earnings/(loss) per share - basic and diluted (in RMB)	0.21	(0.02)		0.43	(0.75)
Earnings/(loss) per ADS – basic and diluted (in USD)	$0.56	$(0.05)		$1.12	$(1.93)

Weighted average shares outstanding in the period (‘000)	227,717	227,717		227,717	227,717
Weighted average ADS outstanding in the period (‘000)	14,232	14,232		14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of December 31,
	2013	2014	2014
	RMB	RMB	USD
		(unaudited)	(unaudited)
Assets
Non-current assets
Property, plant and equipment	9,303	5,316	857
Intangible assets	8,566	6,379	1,028
Deposit for land use right	8,854	8,854	1,427
Deferred tax assets	—	54,760	8,826
Total non-current assets	26,723	75,309	12,138

Current assets
Cash and cash equivalents	806,467	985,097	158,769
Time deposits held at banks with maturity over three months	130,000	70,000	11,282
Trade receivables	580,337	278,446	44,877
Prepayments to suppliers	80,785	48,140	7,759
Inventories	32,042	97,800	15,762
Other receivables and prepayments	17,093	58,106	9,365
Total current assets	1,646,724	1,537,589	247,814

Total assets	1,673,447	1,612,898	259,952

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,660
Statutory reserve	122,615	122,615	19,762
Currency translation reserve	(20,150)	(19,469)	(3,137)
Retained earnings	878,567	708,804	114,238
Total equity	1,500,186	1,331,104	214,535

Current liabilities
Trade payables	25,594	45,288	7,299
Deposits received from distributors	99,900	63,400	10,218
Other payables and accruals	29,071	34,493	5,559
Provision for liability	—	136,200	21,952
Current income tax payable	18,696	2,413	389
Total current liabilities	173,261	281,794	45,417

Total equity and liabilities	1,673,447	1,612,898	259,952

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Twelve months ended December 31
	2013	2014	2014
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Profit/(loss) before taxation	136,197	(225,436)	(36,334)
Adjustments for:
Depreciation of property, plant and equipment	4,939	3,732	602
Amortization of intangible assets	2,253	2,187	352
Loss on disposal of property, plant and equipment	1,378	—	—
Interest income	(16,458)	(20,201)	(3,256)
Foreign exchange (gains)/losses	(1,044)	742	120
Provision for estimated sales return	—	16,514	2,662
Provision for inventory	—	25,747	4,150
Provision for liability	—	136,200	21,951
Share-based compensation	1,040	913	147
Operating profit/(loss) before working capital changes	128,305	(59,602)	(9,606)
(Increase)/decrease in trade receivables	(228,348)	301,891	48,656
Decrease in prepayments to suppliers	8,109	32,645	5,261
Increase in inventories	(21,885)	(91,505)	(14,748)
Decrease/(increase) in other receivables and prepayments	1,119	(26,280)	(4,235)
(Decrease)/increase in trade payables	(64,969)	19,694	3,174
Decrease in deposits received from distributors	(1,700)	(36,500)	(5,883)
Decrease in other payables and accruals	(4,963)	(11,092)	(1,788)
Cash (used in)/generated by operating activities	(184,332)	129,251	20,831
Income tax paid	(39,475)	(16,283)	(2,624)
Net cash (used in)/generated by operating activities	(223,807)	112,968	18,207
Cash flows from investing activities:
(Increase)/decrease in time deposits held at banks with maturity over three months	(80,000)	60,000	9,670
Proceeds from the disposal of property, plant and equipment	—	345	56
Acquisition of property, plant and equipment	(108)	(90)	(14)
Proceeds from VAT refund related to intangible assets	1,876	—	—
Interest received	12,387	5,468	881
Net cash (used in)/generated by investing activities	(65,845)	65,723	10,593

Net (decrease)/increase in cash and cash equivalents	(289,652)	178,691	28,800
Cash and cash equivalents at beginning of the period	1,096,103	806,467	129,979
Exchange gains/(losses) on cash and cash equivalents	16	(61)	(10)
Cash and cash equivalents at end of the period	806,467	985,097	158,769

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